THE SYMBOL "[***]" DENOTES PLACES WHERE CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS (1) NOT MATERIAL AND (2) THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL.

Exhibit 4.12

Executed Version

December 31, 2024

SHANGHAI HUTCHMED INVESTMENT (HK) LIMITED

(“Seller”)

With

SHANGHAI PHARMACEUTICALS HOLDING CO., LTD.

(“Purchaser”)

Agreement on the Sale and Purchase of 10% Equity

Interest in Shanghai Hutchison Pharmaceuticals Limited

Note: This English translation of the Agreement is for reference only and does not include all Annexes. The Agreement has been executed in Chinese, and in the event of any discrepancies between the English translation and the Chinese version, the Chinese version shall prevail.

Content

1.	Definition and Interpretation	3
2.	Transfer and Purchase Price of Target Shares	3
3.	Closing	4
4.	Conditions Precedent	5
5.	Seller’s and Purchaser’s Commitments	8
6.	Commitments and Obligations	8
7.	Third-Party Claims	12
8.	Rollover Profit Distribution and Interim Profits and Losses Allocation	13
9.	Compensation	14
10.	Termination	15
11.	Confidentiality	17
12.	Tax	19
13.	General Terms	20
14.	Notice	21
15.	Governing Laws and Dispute Resolution	23
Annex 1	Basic Information and Equity Structure of Company	Annex 1-1
Annex 2	Closing Date Actions	Annex 2-1
Annex 3	Pre-Closing Obligations	Annex 3-1
Annex 4	Seller’s Commitments	Annex 4-1
Annex 5	Purchaser’s Commitments	Annex 5-1
Annex 6	Rollover Profit Distribution and Interim Profits and Losses Allocation Method	Annex 6-1
Annex 7	Joint Venture Contract of Shanghai Hutchison Pharmaceuticals Limited	Annex 7-1
Annex 8	Articles of Association of Shanghai Hutchison Pharmaceuticals Limited	Annex 8-1
Annex 9	Shareholders’ Meeting and Board Of Directors’ Resolutions on Closing Date	Annex 9.1-1
Annex 10	Escrow Agreement	Annex 10.1-1
Appendix:	Definitions	Definitions

This Sales and Purchase Agreement (hereinafter referred to as “this Agreement”) is signed by the following two Parties on December 31, 2024:

1.

Shanghai HUTCHMED Investment (HK) Limited, a company incorporated with limited liability under the laws of Hong Kong, China, with its business registration number of 38418742 (“Seller” or “HUTCHMED Investment”)

2.

Shanghai Pharmaceuticals Holding Co., Ltd., a joint stock limited company incorporated under the laws of China, with its unified social credit code of 9131000013358488x7 and registered address at No. 92, Zhangjiang Road, (Shanghai) Pilot Free Trade Zone, China (“Purchaser”).

In this Agreement, the Seller and the Purchaser are each referred to as a “Party”, and collectively referred to as “Parties”.

Whereas:

(A)

Shanghai Hutchison Pharmaceuticals Limited (“Company” or “SHPL”) is a limited liability company established under the laws of China on April 30, 2001, with a unified social credit code of 91310000607429444D and a registered address at No. 388 Xiaoye Road, Fengxian District, Shanghai.

(B)	The registered capital of the Company is RMB 229 million. The basic information of the Company and its equity structure are shown in Annex 1 of this Agreement.
(C)

The Seller intends to sell the Target Shares (as defined below) to the Purchaser, and the Purchaser also intends to purchase the Target Shares from the Seller, in accordance with the terms and conditions of this Agreement.

The Parties agree as follows:

1.       Definition and Interpretation

1.1	Where permitted in the context of this Agreement, the following words and expressions shall have the meanings set forth in the Appendix.
1.2	The heading of article is for convenience only and do not affect the interpretation of this Agreement.
1.3	The “Seller” and the “Purchaser” include their respective successors and assignees.
1.4	Phrases like “including”, “includes” and similar expressions are not restrictive and shall be construed as if followed by the word “without limitation”.
1.5

If the date for exercising the rights or performing the obligations under this Agreement is not a Business Day, it shall be postponed to the nearest Business Day to exercise such rights or perform such obligations.

2.        Transfer and Purchase Price of Target Shares

2.1	Transfer of the Target Shares. In accordance with the terms and conditions of this

Agreement, the Seller shall transfer to the Purchaser, and the Purchaser shall acquire from the Seller, the Target Shares and all rights and obligations attached thereto free and clear of any Third-Party Rights. From the Closing Date, the Purchaser shall, as the owner of the Target Shares, enjoy all rights and interests attached to the Target Shares and assume all obligations as a shareholder of the Company.

2.2

Purchase Price. The consideration for the Target Shares (“Purchase Price” or “Equity Transfer Consideration”) shall be equal to the Company’s equity value multiplied by 10%; the Parties agree that the Purchase Price for this Transaction shall be RMB 995,036,566.

3.	Closing
3.1	Closing
3.1.1

The Purchaser shall initiate the filing for Withholding and Remitting Taxes with the competent tax authorities pursuant to Article 12.2 of this Agreement within two (2) Business Days after all Conditions Precedent (but excluding those conditions that can only be satisfied at Closing by their nature) have been satisfied or waived in writing, and use its best efforts to complete the withholding and remittance as soon as possible; provided, however, that if the Purchaser is required to submit the Seller’s information for the filing for Withholding and Remitting Taxes under Applicable Laws, the Seller shall have already provided such information to the Purchaser. For the avoidance of doubt, the date on which the Purchaser pays the Withholding and Remitting Taxes shall be the same as the date on which the withholding and remitting taxes for the 35% Equity Transaction are paid.

3.1.2

After the competent tax authority issues the tax payment certificate for the Withholding and Remitting Taxes as described in Article 12.2 of this Agreement, the Closing shall take place: (1) on the third (3rd) Business Day at the Company; or (2) at any other time and place as agreed by the Purchaser and the Seller. For the avoidance of doubt, the Closing Date designated by the Parties under this Agreement shall be the same day as the closing date designated by the Seller and GP Health under the sale agreement for the 35% Equity Transaction.

3.2	Closing Date Action

On the Closing Date, each of the Seller and the Purchaser shall deliver or perform (or ensure the delivery or performance of) all documents, items and actions listed in Annex 2 related to such party or the other party (as the case may be). For the avoidance of doubt, the Purchaser’s payment of the Equity Transfer Consideration after deducting the amount of Withholding and Remitting Taxes stated in the tax payment certificate (“PostTax Payment”) to the Seller’s Designated Escrow Account in accordance with Annex 2 shall be deemed as the Seller having received the Equity Transfer Consideration stipulated in this Agreement and the Purchaser’s payment obligation having been fulfilled (provided that it does not conflict with the amicable consultation result between the Parties under Article 6.12.3, the Purchaser shall no longer have any rights or claims with respect to the Post-Tax Payment paid), but the Purchaser shall still use its reasonable best efforts to assist the Seller in remitting the Post-Tax Payment to the Seller’s Designated Bank Account.

3.3

From the Closing Date, the Seller shall have the right to unilaterally decide: (1) to transfer the Post-Tax Payment paid by the Purchaser to the Seller’s Designated Escrow Account in accordance with Annex 2 to the Purchaser’s Escrow Account in accordance with the Escrow Agreement; and (2) to transfer the Post-Tax Payment from the Purchaser’s Escrow Account to the Seller’s designated offshore bank account (“Seller’s Designated Bank Account”). As of the date when the Seller’s Designated Bank Account receives the Post-Tax Payment (“Seller’s Actual Receipt Date”), any interest accrued on the funds in the Seller’s Designated Escrow Account (if any) shall belong to the Seller, and any interest accrued on the funds in the Purchaser’s Escrow account (if any) shall belong to the Purchaser.

4.	Conditions Precedent
4.1	Conditions Precedent for the Seller’s Sale of Equity

The obligation of the Seller to sell the Target Shares is subject to the satisfaction or written waiver by the Seller (pursuant to Article 4.4) of the following conditions:

4.1.1	Internal approval. The Purchaser’s internal decision-making body has approved this Transaction.
4.1.2	Execution of transaction documents. The Parties have executed the relevant legal documents related to this Transaction, which are irrevocable and satisfactory to the Seller, namely this Agreement.
4.1.3	Signing of corporate governance documents. The New Joint Venture Contract and the New Articles of Association have been signed by the relevant parties.
4.1.4

Arrangement for Transition Period. The Parties, the Purchaser’s Affiliate, and the Purchaser’s Directors have reached a consistent arrangement on major issues such as corporate governance, business development, and shareholder rights and interests during the Transition Period, including but not limited to the Purchaser, the Purchaser’s Affiliate, and the Purchaser’s Directors undertaking to pass resolutions of the shareholders’ meeting and the board of directors on the Closing Date (“Closing Date Resolutions”) to review and approve the Company’s principles of operation and management, financial budgets, profit distribution, general manager responsibility system, corporate governance commitments, authorization to the board of directors/general manager, appointment of general manager and chief financial officer, appointment of accountants, and other proposals during the Transition Period.

4.1.5

Performance. The Purchaser shall have performed and complied with all covenants, agreements, obligations and conditions required to be performed or complied with by the Purchaser on or before the Closing Date pursuant to Annex 2 hereto.

4.1.6	Waive the preemptive right to 35% Equity Transaction. The Purchaser’s Affiliate irrevocably agrees to waive the preemptive right to the 35% Equity Transaction enjoyed by it under Applicable Laws, the Articles of Association and the Joint Venture Contract.

4.1.7

Rollover profit distribution and Interim Profits and Losses allocation plan. The Parties and the Purchaser’s Affiliate have reached an agreement on the arrangements for the undistributed profits prior to the Financial Benchmark Date and the profit/loss from the Financial Benchmark Date to the Closing Date, including but not limited to the Purchaser and the Purchaser’s Affiliate committing to pass the resolutions on the proposal of undistributed profit declaration and the proposal of declaration of allocation principles for the Interim Profits and Losses as set out in Annex 6 of this Agreement at the shareholders’ meeting on the Closing Date.

4.1.8

Escrow Agreement and Escrow Account. The Purchaser, the Seller and/or its Affiliate and the bank jointly designated by the Parties (i.e., HSBC Bank (China) Company Limited) shall enter into a specific fund supervision agreement as listed in Annex 10 and satisfactory to both Parties (“Escrow Agreement”), and the Purchaser has completed the opening of the Purchaser’s fund supervision account in accordance with the provisions of the Escrow Agreement.

4.1.9

Purchaser’s closing certificate. The Purchaser shall have executed and delivered to the Seller a closing certificate dated as of the Closing Date, certifying that each of the conditions set forth in Article 4.1 has been satisfied in full as of such date.

4.2	Conditions Precedent for the Purchaser’s Acquisition of Equity

The obligation of the Purchaser to acquire the Target Shares is subject to the satisfaction or written waiver by the Purchaser (pursuant to Article 4.4) of the following conditions:

4.2.1	Internal approval. The Seller’s internal decision-making body has approved this Transaction.
4.2.2	Signing of transaction documents. The Parties have executed the relevant legal documents related to this Transaction, which are irrevocable and satisfactory to the Purchaser.
4.2.3

Signing of corporate governance documents. The Purchaser has obtained shareholder rights and arrangements satisfactory to it, namely that the New Joint Venture Contract and the New Articles of Association have been signed by the relevant parties.

4.2.4	No Material Adverse Change. No event has occurred that would have a Material Adverse Change on the Company and its development prospects.
4.2.5

Performance. The Seller shall have performed and complied with all covenants, agreements, obligations and conditions required to be performed or complied with by the Seller on or before the Closing Date pursuant to Annex 2 hereto.

4.2.6	Seller’s closing certificate. The Seller shall have executed and delivered to the

Purchaser a closing certificate dated as of the Closing Date, certifying that each of the conditions set forth in Article 4.2 has been satisfied in full as of such date.

4.3	Indispensable Conditions Precedent:
4.3.1	The internal decision-making body of HCM has approved this Transaction, i.e., the shareholders’ meeting of HCM has approved this Transaction;
4.3.2

The 35% Equity Transaction and this Transaction are mutual Conditions Precedent for the closing of each other (“Inter-Conditionality for Closing”). For the avoidance of doubt, Inter-Conditionality for Closing means that the Closing is subject to the satisfaction of conditions precedent for the 35% Equity Transaction other than those that are inter-conditional with this Transaction;

4.3.3

The Purchaser completes the necessary government approvals and filing and registration procedures involved in this Transaction, including but not limited to completing the approval of this Transaction by the Purchaser’s competent stateowned assets supervision and administration authority and the filing procedures related to the Target Shares’ valuation report, as well as the Purchaser obtaining approval from the competent SAMR for this Transaction to pass the review of the declaration of undertaking concentration (“Antitrust Review”, i.e., the competent SAMR issuing a document to the Purchaser indicating unconditional approval of the Antitrust Review for this Transaction).

4.4

The Seller and/or the Purchaser may, on or at any time prior to the Long Stop Date, by written notice to the other Party in accordance with the provisions of this Agreement, waive in whole or in part any Conditions Precedent set forth in Article 4.1 or Article 4.2 (as the case may be).

4.5

The Parties shall use their reasonable best efforts to ensure that all Conditions Precedent are satisfied as soon as possible but in no event later than the Long Stop Date. Such reasonable best efforts shall include taking all necessary and reasonable measures to satisfy the Conditions Precedent. If the satisfaction of any Condition Precedent requires the assistance or cooperation of the other Party, the Parties shall cooperate to facilitate the satisfaction of such Condition Precedent, including but not limited to executing and providing all documents, materials and instruments necessary for the satisfaction of Conditions Precedent.

4.6	Long Stop Date
4.6.1

The Parties shall immediately (and in any event within two (2) Business Days) notify the other Party upon becoming aware that the Conditions Precedent set forth in Articles 4.1, 4.2 or 4.3.2 of this Agreement have been satisfied, or cannot be satisfied or are expected to be unable to be satisfied.

If one Party (the “Non-Satisfying Party”) reasonably determines that the Conditions Precedent set forth in Articles 4.1, 4.2 or 4.3.2 of this Agreement cannot be satisfied on or prior to the Long Stop Date, the other Party shall have the right (but not the obligation) to notify the Non-Satisfying Party in writing prior to the Long Stop Date to extend the Long Stop Date by two (2) months (“Extension”).

4.6.2

The Seller shall immediately (and in any event within two (2) Business Days) notify the Purchaser upon becoming aware that the Conditions Precedent set forth in Article 4.3.1 of this Agreement have been satisfied, or cannot be satisfied or are expected to be unable to be satisfied.

If the Seller reasonably determines that the Conditions Precedent set forth in Article 4.3.1 of this Agreement cannot be satisfied on or before the Long Stop Date, the Purchaser shall have the right (but not the obligation) to notify the Seller in writing of the Extension prior to the Long Stop Date.

4.6.3

The Purchaser shall immediately (and in any event within two (2) Business Days) notify the Seller upon becoming aware that the Conditions Precedent set forth in Article 4.3.3 of this Agreement have been satisfied, or cannot be satisfied or are not expected to be satisfied.

If the Purchaser reasonably determines that the Conditions Precedent set forth in Article 4.3.3 of this Agreement cannot be satisfied on or before the Long Stop Date, the Seller shall have the right (but not the obligation) to notify the Purchaser in writing of the Extension prior to the Long Stop Date.

4.6.4

If one Party decides to extend the Long Stop Date in accordance with this provision, then all references to the “Long Stop Date” in this Agreement and any transaction documents shall be construed as the date that is six (6) months from the Execution Date of this Agreement.

5.	Seller’s and Purchaser’s Commitments
5.1

Except as disclosed in the Data Room and subject to the provisions of Article 9.4, the Seller makes the warranties to the Purchaser as of the Execution Date in accordance with the terms set forth in Annex 4; the warranties set forth in Annex 4 shall be deemed to be repeated immediately prior to the Closing by reference to the facts and circumstances then existing. For the avoidance of doubt, the Unrestricted Circumstances set forth in Article 2 of Annex 3 shall equally apply to the terms of Annex 4.

5.2

The Purchaser makes the warranties to the Seller as of the Execution Date in accordance with the terms set forth in Annex 5; the warranties set forth in Annex 5 shall be deemed to be repeated immediately prior to the Closing by reference to the facts and circumstances then existing.

5.3

Each Party undertakes to promptly notify the other Party in writing prior to the Closing of any event or circumstance known to it that causes or may cause a breach or noncompliance with any of its warranties or other representations.

6.	Commitments and Obligations
6.1

The Seller shall provide the documents required for foreign exchange registration in accordance with the requirements of the regulatory authorities and shall cause the Company to apply for foreign exchange registration within five (5) Business Days after completing the industrial and commercial change registration and filing procedures.

6.2

The Seller undertakes that, during the period from the Execution Date to the Closing Date, except as otherwise provided in this Agreement, it shall comply with the relevant provisions set forth in Annex 3 hereto to the extent permitted by Applicable Laws.

6.3

The Purchaser irrevocably agrees to ensure that the Purchaser’s Affiliate agrees to the 35% Equity Transaction and waives the exercise of the preemptive right; if the 35% Equity Transaction fails to be closed due to the Purchaser or/and its Affiliates’ breach of this provision, the Purchaser shall compensate the Seller for all Losses suffered from the failure to close the 35% Equity Transaction.

6.4

The Parties confirm and agree that, except for the commitments or warranties made by one Party to the other Party pursuant to this Agreement, any other statements, commitments or predictions made by either Party or its Affiliate or any member of the Group Companies, whether by itself or on its behalf, shall not constitute the basis for any claims by the other Party under or in connection with this Agreement or any transaction documents. In particular, neither Party has made any representations or warranties as to the accuracy of any forecast, estimate, expectation, statements of intent or opinions provided to the other Party, its Affiliate or the advisors of the other Party or its Affiliate on or prior to the Execution Date of this Agreement.

6.5

The Parties undertake that, during the period from the Execution Date to the Closing Date: the Parties shall use their best efforts to ensure that the Conditions Precedent stipulated in Articles 4.1, 4.2 and 4.3 are satisfied in a timely manner after the Execution Date of this Agreement, and each Party shall bear the expenses incurred therefrom.

6.6

The Parties agree and undertake to the other Party (one Party for itself and on behalf of each Affiliate referred to in Article 6.6 of this Agreement) that each Party does not have any claim against the following persons of the other Party on whom it may have relied prior to agreeing to any term of this Agreement or any other transaction document or entering into this Agreement or any other transaction document, and will waive and not assert any claim against the following persons: (a) any employee, director, officer, advisor or agent of any of the Group Companies; or (b) any employee, director, officer, advisor or agent of either Party and its Affiliate.

6.7

For obtaining all consents, approvals or actions from any Governmental Authority required under Articles 4.1 and 4.3, the Purchaser shall bear the primary responsibility and take all necessary measures. For the avoidance of doubt, if the Purchaser needs to disclose information about the Seller or its Affiliate in obtaining all consents, approvals or actions from any Governmental Authority, the Purchaser shall obtain the Seller’s prior consent, but the Seller shall not affect the progress and outcome of the Purchaser’s obtaining of consents and approvals from the Governmental Authority. For this purpose:

6.7.1

The Purchaser confirms that the necessary government approvals and filings for this Transaction under Applicable Laws are the approvals by the Governmental Authority and Antitrust Review as described in Article 4.3.3;

6.7.2	In addition to the above provisions, if the Purchaser becomes aware of any other Governmental Authority’s filing, procedure or action of a similar nature required by Applicable Laws at that time (“Other Government Approval Procedures”)before the Closing, it shall promptly and within at least two (2) Business Days after becoming aware of it, notify the Seller in writing; the Parties agree that the completion of the above filing or other procedures shall be limited to the extent necessary for this Transaction;

6.7.3

With respect to any communication regarding any such consent, approval or action required for the Closing of this Transaction between the Purchaser and any Governmental Authority, the Purchaser shall promptly (in any event within two (2) Business Days) notify the Seller (and provide reasonable details);

6.7.4

During the process of the Purchaser submitting the declaration of concentration of undertakings and Other Government Approval Procedures as described in Article 6.7.2 (if any), without affecting the progress and outcome of the declaration, the Purchaser shall provide the Seller with drafts of relevant declaration and communications submitted to the Governmental Authority, and listen to the reasonable opinions and requests of the Seller and its advisors;

6.7.5

During the process of the Purchaser submitting the declaration of concentration of undertakings and Other Government Approval Procedures (if any) as described in Article 6.7.2, without affecting the progress and outcome of the declaration, the Purchaser shall communicate with the Seller on the progress of the declaration or filing, and discuss relevant optimization strategies with the Seller, so as to obtain the relevant consent, approval or action from the Governmental Authority at the earliest reasonable opportunity.

6.8

Without affecting the performance of this Agreement by the Parties, neither Party nor its Affiliate shall take any action that may delay, impair or prevent the satisfaction of Articles 4.1, 4.2, 4.3 of this Agreement or have an adverse effect on this Transaction.

6.9

The Seller shall and shall use commercially reasonable efforts to cause the Company to cooperate to the extent necessary to complete the Antitrust Review required for this Transaction; the Purchaser shall and shall ensure the Purchaser’s Affiliate to cooperate with GP Health to complete the Antitrust Review (if required) for the 35% Equity Transaction.

6.10Arrangement for Transition Period

During the Transition Period, both Parties and the Purchaser shall ensure that the Purchaser’s Affiliate makes its best efforts to maintain the Company’s operation and management model unchanged, and make its best efforts to facilitate the Company to implement the Closing Date Resolutions, to ensure the stability of the Company’s operation and management and protect the rights and interests of all shareholders, including but not limited to that during the Transition Period, the Company’s general manager shall be the person recommended by the Seller and nominated by the Purchaser, and the chief financial officer shall be the person jointly recommended by both Parties and nominated by the Purchaser.

During the Transition Period, unless the following circumstance occurs or it is conducive to the Closing Date Resolution Matters, the proposal for the Closing Date

Resolutions Matters as described in Article 4.1.4 shall not be amended once it is resolved by the shareholders’ meeting/board of directors, and no further resolutions shall be passed to amend or terminate the Closing Date Resolution Matters:

The circumstance where a material adverse event occurs during the Transition Period and such material adverse event results in the inability to continue to perform the Closing Date Resolutions Matters.

The aforementioned material adverse events are:

(1)

If a senior manager of the Company is found to be in a situation where he/she is not allowed to hold office as stipulated in Article 178 of the Company Law or in other situations where both Parties acknowledge that he/she is actually unable to perform his/her duties (for example, if a senior manager of the Company violates the provisions of the Articles Of Association); for the avoidance of doubt, if such a situation arises, only the matters involving the appointment of such senior manager in the Closing Date Resolutions can be adjusted;

(2)

The Accounting Firm Engaged by Company has its practice license for issuing audit reports to the Company revoked or ceases operations, or the engagement of such accounting firm does not comply with laws, regulations, and explicit requirements of regulatory authorities (for the avoidance of doubt, in the event of such circumstance, only the matters involving the appointment of the accounting firm in the Closing Date Resolutions can be adjusted);

(3)	Occurrence of force majeure event.

The Parties further agree that if any proposal and resolution regarding the Closing Date Resolution Matters is not proposed in accordance with this Article, the Parties shall not, and shall ensure that their Affiliates and nominated directors shall not, vote on such proposal, and shall not, and shall cause the Company not to, implement such resolution.

6.11Purchaser’s Commitment After Closing

6.11.1

Both Parties agree that as of [***] the Group Companies may use the words “” and “HUTCHISON”, the ”” graphic (including any registered or unregistered trademarks with this graphic) free of charge in their company names, products, advertising and promotional materials, and packaging; unless otherwise agreed by both Parties before [***] from [***] onwards, the Purchaser and its Affiliates shall ensure that the Group Companies and their Affiliates cease using and immediately remove the “” words and “HUTCHISON”, the “” graphic (including any registered or unregistered trademarks with this graphic) from the company names, products, advertising and promotional materials, and packaging without replacing them with any similar words, phrases or graphics. Except as otherwise provided in this paragraph, the Purchaser and/or its Affiliates shall not use the names “” and “HUTCHISON” or other similar words or phrases, the “” graphic (including any registered or unregistered trademarks with this graphic) or similar graphics to continue or receive the Company’s business or use the aforementioned words, phrases on their products and packaging.

6.11.2

During the Transition Period, without the written consent of the Seller, the Purchaser shall not transfer the Company’s equity in any form to any third party other than its Affiliates; and the Purchaser shall ensure that all transferees, including its Affiliates to whom it transfers its equity and third parties that meet the requirements of this Article, shall perform all the commitments and obligations of the Purchaser under this Agreement to the Seller and/or the Company.

6.11.3

Neither Party or its Affiliates shall solicit or in other manner induce any core employee of any of the Group Companies to resign, or employ, offer employment or introduce employment to any core employee of any of the Group Companies in any form.

6.11.4

Within five (5) years after the Closing, the Purchaser shall not dispose of or destroy any relevant records necessary for the Seller to prepare any tax returns, external financial reports or regulatory filings, except upon one (1) month’s prior written notice to Seller and providing the Seller reasonable time to remove and retain such records.

6.12Purchaser’s Irrevocable Commitment:

6.12.1

From the signing date of the Escrow Agreement to the Seller’s Actual Receipt Date, without the written consent of the Seller, the Escrow Agreement shall not be modified in any form or the escrow arrangement stipulated in the Escrow Agreement shall not be changed;

6.12.2

From the Closing Date to the Seller’s Actual Receipt Date, without the written consent of the Seller, the Purchaser: (1) shall not release, use or dispose of any funds in the Purchaser’s Escrow Account in any form; (2) shall not directly or indirectly transfer or/and promise to transfer the Target Shares in any form; (3) shall not create or/and promise to create any form of guarantee, mortgage or other Third-Party Rights on the Target Shares in any form;

6.12.3	From the Closing Date, the Purchaser shall make its best efforts to assist the Seller in paying the Post-Tax Payment to the Seller’s Designated Bank Account.

If the Seller’s Designated Bank Account fails to receive the Post-Tax Payment of this Transaction within two (2) months after Closing or any other time notified by the Seller in writing after the above period expires, the Parties agree: if the above situation is caused by reasons not attributable to either the Purchaser or the Seller, the Parties shall negotiate the relevant matters in a friendly manner.

7.	Third-Party Claims
7.1

If (a) any third party raises any claim regarding this Transaction or the shareholder responsibilities, obligations, etc. corresponding to the Target Shares that the Seller should bear, or any other matter or circumstance occurs, and (b) the aforementioned claims, circumstances or matters may cause the Purchaser to assert claims against the

Seller under this Transaction (including but not limited to this Agreement) (such claims, circumstances or matters are collectively referred to as “Third-Party Claims”), the Purchaser shall:

7.1.1

Within five (5) Business Days from the date of becoming aware of the above Third-Party Claims, notify the Seller in writing, and provide the Seller and its representatives with all reasonable information and the convenience to investigate such claims, except in cases where the third party has already claimed all rights against the Seller;

7.1.2

Without the prior written approval of the Seller, not (and shall ensure that no member of the Purchaser’s group shall) admit liability or reach any agreement or compromise with respect to any Third-Party Claim;

7.1.3

If the Third-Party Claim does not involve the Purchaser and/or the Purchaser’s Affiliates, the Purchaser shall ensure that it and the Purchaser’s Affiliates shall (provided that the Seller shall indemnify the Purchaser or the Purchaser’s Affiliates for all reasonable out-of-pocket expenses incurred due to such ThirdParty Claims): (a) take such action as the Seller may reasonably request to avoid, resist, dispute, appeal, compromise or defend the Third-Party Claim; (b) permit the Seller (if it so chooses) to take over all proceedings and/or negotiations relating to the Third-Party Claim; and (c) provide the Seller with such information and assistance as it may reasonably require in preparing and conducting any proceedings and/or negotiations relating to the Third-Party Claim.

7.1.4

The Seller shall have the right to decide at its own discretion to engage lawyers to represent and defend it at its own expense and cost, including: (a) initiating or participating in any legal proceedings related to a third-party claim, (b) hiring and engaging lawyers to represent it in the relevant third-party claim proceedings, and (c) compromising or settling a third-party claim (subject to obtaining the Purchaser’s prior consent if it may affect the rights and interests of the Purchaser and/or its Affiliates), provided that the Seller shall notify the Purchaser of its agreement to bear the Indemnifiable Losses within ten (10) Business Days after receiving the Purchaser’s claim request (provided that the validity of other terms under Article 9 of this Agreement is not affected).

For the avoidance of doubt, if a Third-Party Claim simultaneously names the Seller and/or the Purchaser or/and the Purchaser’s Affiliates as defendants/respondents, the Parties shall jointly negotiate to handle the relevant matters involved in the Third-Party Claim, and shall cooperate in all reasonable aspects to defend against the Third-Party Claim in order to mitigate the Indemnifiable Losses.

7.2

If the Purchaser fails to fully comply with its obligations under Article 7.1 of this Agreement, then the Seller shall be relieved or exempted from the indemnification obligations related to any claims raised by the Purchaser with respect to such matters or circumstances accordingly.

8.	Rollover Profit Distribution and Interim Profits and Losses Allocation

8.1	The Parties agree that:
8.1.1

The Company’s undistributed profits as of the Financial Benchmark Date shall be distributed to the Existing Shareholders in accordance with the contents of Annex 6 after being reviewed and approved by the Company’s decision-making body (bodies);

8.1.2

The profits and losses incurred by the Company from the Financial Benchmark Date and the Closing Date (based on the data confirmed by the special audit conducted by the Accounting Firm Engaged by Company) shall be allocated in accordance with the contents of Annex 6 after being reviewed and approved by the Company’s decision-making body (bodies).

8.2

Both Parties agree and shall make their best efforts to ensure that the Company (including the Parties and the Purchaser’s Affiliates exercising their shareholder voting rights and ensuring the directors nominated by the Parties and the Purchaser’s Affiliates to take all necessary measures at the board of directors) implements the rollover profits and allocation of Interim Profits and Losses plan as stipulated in Annex 6.

9.	Compensation
9.1

Without affecting any other rights of either Party under this Agreement, if a Party fails to pay any amount payable under this Agreement and fails to remedy such failure within two (2) Business Days after the due date for such payment, the defaulting party shall pay to the non-defaulting party liquidated damages at the rate of five out of ten thousand (0.05%) of the unpaid amount due for each day of delay from the expiration of the aforementioned remedy period.

9.2

The defaulting party shall fully compensate the non-defaulting party for any and all claims, lawsuits, litigations, demands, settlements, judgments, indemnities, losses, debts, obligations, costs and expenses (including but not limited to investigation fees and attorneys’ fees and costs) (collectively referred to as “Losses”, and the Losses claimed by one Party against the other Party of this Agreement in accordance with this Agreement are referred to as “Indemnifiable Losses”) directly caused by the defaulting party’s breach of any warranty, commitment, or covenant made by it under this Agreement.

9.3

Unless otherwise stipulated in this Agreement, the defaulting party shall compensate the non-defaulting party for all Losses incurred by the non-defaulting party due to the defaulting party’s breach of any warranty, commitment or other obligation under this Agreement. If the defaulting party’s breach is remediable or rectifiable, the defaulting party shall only be liable for compensating the non-defaulting party for Losses if it fails to remedy or rectify the breach within thirty (30) Business Days after receiving written notice from the non-defaulting party.

9.4	The Purchaser’s claims for compensation for Indemnifiable Losses against the Seller under this Transaction (including but not limited to this Agreement) shall be subject to the following conditions:
9.4.1	If the Purchaser claims any compensation from the Seller, the Seller shall receive a written claim request (“Claim Request”) from the Purchaser within twenty-four (24) months after the Closing, and the Seller shall receive the Claim Request within nine (9) months after the Purchaser becomes aware of the facts, matters or circumstances that may give rise to such claims. The Seller’s liability for compensation for all claims of the Purchaser shall be limited to 100% of the Equity Transfer Consideration actually received by the Seller.

For the avoidance of doubt, the Seller’s aggregate liability to the Purchaser under this Agreement shall in no event exceed 100% of the Purchase Price.

9.4.2	The Seller’s liability for compensation shall be exempted or mitigated under the following circumstances:
(1)	The breach is remediable, and the Seller has substantially remedied it within sixty (60) days after receiving the relevant Claim Request from the Purchaser;
(2)	The Purchaser or relevant Group Companies have the right to claim for Losses from a third party and have already obtained compensation from the third party;
(3)	The relevant situation has been disclosed by the Seller or Group Companies in the Data Room.
9.5

If the Purchaser becomes aware of any matter or circumstance that may give rise to a Claim Request, the Purchaser shall notify the Seller as soon as reasonably practicable after becoming aware of such matter or circumstance, and describe such matter or circumstance in reasonable detail. Upon becoming aware of any event that would reasonably be expected to give rise to Indemnifiable Losses, the Purchaser shall take all reasonable measures to mitigate such Indemnifiable Losses. To the extent that the Seller is required to bear compensation liabilities or the Seller’s compensation liabilities are increased due to the Purchaser’s acts or omissions, the Seller shall not be liable in any form for such portion.

9.6

The Seller shall bear the losses suffered by the Group Companies in the following circumstances: (1) due to reasons solely attributable to the Seller prior to the Closing Date, the Group Company bears compensation liabilities including but not limited to debt repayment, guarantee, tort, breach of contract, etc.; and (2) there is a clear and final effective judgment or ruling by a court or an effective ruling by an arbitration tribunal confirming that the Group Companies have suffered Losses and such Losses are attributable to the Seller.

10.	Termination

10.1Bilateral Termination Right. Except as otherwise provided in this Agreement, if any Condition Precedent fails to be satisfied on the Long Stop Date or is determined to be unable to be satisfied before the Long Stop Date (including the situation where this Transaction fails to or is determined to be unable to pass the approval by the internal decision-making body of the Seller/Seller’s Affiliates) or the Conditions Precedent under Articles 4.1 and 4.2 are not waived by the relevant Party pursuant to Article 4.4, neither the Purchaser nor the Seller shall be obliged to proceed with the transfer of the Target Shares and shall not be liable for such failure, and shall have the right to terminate this Agreement (with immediate effect); provided, however, that:

10.1.1

If the failure of consummating the Closing on or before the Long Stop Date is caused or resulted from one Party’s failure to timely perform any of its obligations under this Agreement, such party shall not be entitled to exercise the termination right under Article 10.1 of this Agreement, and such Party shall not be exempted from the liability for breach of contract to the other Party for its breach;

10.1.2

If the Closing fails to occur due to the non-satisfaction of any of the Conditions Precedent for the Purchaser’s Acquisition of Equity (in respect of the Seller) or the Conditions Precedent for the Seller’s Sale of Equity (in respect of the Purchaser), and the satisfaction of such conditions is within the reasonable control of the Seller or the Purchaser respectively, then such Party shall not be entitled to terminate this Agreement, and such Party shall not be exempted from the liability for breach of contract to the other Party for its breach .

10.2Unilateral Termination Right. Unless otherwise stipulated in this Agreement, the relevant Party may unilaterally terminate this Agreement with immediate effect by giving written notice to the other Party under the following circumstances:

10.2.1

With respect to the Purchaser’s failure to pay the Equity Transfer Consideration in accordance with Article 1 of Annex 2, the Purchaser fails to remedy within ten (10) Business Days after the relevant amount becomes due and payable;

10.2.2

With respect to the Purchaser’s failure to complete withholding and remittance in accordance with Articles 3.1.1 and 12.2, the Purchaser fails to remedy within ten (10) Business Days after the expiration of the time stipulated in Article 3.1.1; or

10.2.3

Prior to the Closing Date, the defaulting party has breached its warranties or other commitments, covenants or obligations made under this Agreement, and has failed to remedy such breach within sixty (60) days after receipt of written notice from the non-defaulting party requiring the same to be remedied, or such breach is irremediable.

10.3Except with the unanimous written consent of both Parties and as otherwise provided in this Agreement, neither Party shall have the right to rescind or terminate this Agreement under any circumstances (whether before or after the Closing).

10.4Effect of Termination. This Agreement shall terminate upon termination pursuant to Article 10 hereunder, provided that Article 10.3, Article 1 (Definition and Interpretation), Article 9.4 (Limitation of Seller’s Liability), Article 11 (Confidentiality), Article 12 (Tax), Article 13 (General Terms), Article 14 (Notice) and Article 15 (Applicable Laws and Dispute Resolution), as well as any claims arising from breach of this Agreement prior to termination of this Agreement and clauses related to the assertion of such claims or the settlement and clearance of any rights and obligations arising from the termination of this Agreement shall remain in full force and effect.

11.	Confidentiality

11.1 Except for the exceptions specified in Article 11.3, at any time after the Execution Date, without the prior written consent of both Parties to this Agreement (which consent shall not be unreasonably withheld by the relevant Party), neither Party shall disclose or permit its officers, employees, agents, advisors or contractors to disclose Confidential Information to any person (but excluding the disclosure to either Party’s respective Affiliates, and either Party’s or its Affiliates’ officers, employees or professional advisors to the extent permitted by this Agreement in order to properly perform their duties).

11.2 For the purpose of this Agreement, Confidential Information refers to:

11.2.1	The existence and content of this Agreement and other transaction documents, as well as information relating to the negotiations leading to this Agreement and other transaction documents;
11.2.2

With respect to the Seller’s obligations, Confidential Information refers to any information relating to the Purchaser, the Purchaser’s Affiliates or any of the Group Companies prior to Closing received or held by the Seller or its Affiliates, any officer, employee or professional advisor engaged by the Seller or its Affiliates;

11.2.3

With respect to the Purchaser’s obligations, Confidential Information refers to any information relating to the Seller, the Seller’s Affiliates or any of the Group Companies prior to Closing received or held by the Purchaser or its Affiliates, any officer, employee or professional advisor engaged by the Purchaser or its Affiliates;

Including written information and information transmitted or obtained orally, visually, electronically or by any other means, as well as any (including any potential, forecasted or predicted) information determined based on the information received by a Party.

11.3 Article 11.1 does not apply to any Confidential Information disclosed by one Party (“Disclosing Party”) under the following circumstances:

11.3.1	Confidential Information that enters the public domain now or hereafter for reasons other than a breach of confidentiality undertakings;
11.3.2

Confidential Information that is required by laws, government agencies, stock exchanges or other regulatory authorities having jurisdiction over the Disclosing Party to be disclosed to any person authorized by laws to receive such information or be publicly disclosed;

11.3.3	Confidential Information that is required to be disclosed to the court, arbitrator or administrative tribunal in connection with any legal proceedings to which the Disclosing Party is a party; or
11.3.4

Confidential Information that is disclosed by the Disclosing Party to any of its professional advisors who are under a duty of confidentiality with respect to any Confidential Information disclosed by the Disclosing Party.

11.4 The Parties agree that they shall consult with each other prior to issuing any media release or making any public statement regarding this Agreement or this Transaction, and that there shall be no substantive conflict between the Parties’ disclosure in material aspects, and neither Party shall issue any media release or make any such public statement in advance without the prior written consent of the other Party, except where any legal or regulatory authority requires a specified timeline for the issuance of media releases and public statements. Notwithstanding the foregoing, if any media release or public statement contains Confidential Information and the disclosure/release of which is subject to the provisions of Article 11.1, prior to the issuance of the media release or public statement, such content shall be subject to the prior written approval of both Parties.

11.5 The execution and performance of this Agreement shall comply with the rules and regulations of the Shanghai Stock Exchange (“SSE”), the Hong Kong Stock Exchange (“HKEX”), the AIM Securities Market (“AIM”) and the NASDAQ Stock Market (“NASDAQ”), which with respect to the Seller include but are not limited to the requirement that HCM shall obtain approval from its shareholders at the shareholders’ meeting in accordance with applicable listing rules and regulations before completing this Transaction, and with respect to the Purchaser include but are not limited to the requirement that the Purchaser shall obtain approval from its board of directors in accordance with applicable listing rules and regulations before completing this Transaction. Both Parties shall have the obligation to simultaneously issue relevant circulars, announcements and other documents in accordance with the requirements of the SSE, HKEX, AIM and NASDAQ where they are listed. The Parties undertake that, with respect to the Seller, the Purchaser shall provide and shall cause its Affiliates to provide all reasonable cooperation and assistance to the Seller, HCM and their Affiliates (for the avoidance of doubt regarding Article 11.5 of this Agreement, the aforementioned Affiliates include the controlling shareholder of HCM) to assist the Seller, HCM and their Affiliates in obtaining the approval from the shareholders’ meeting and fulfilling their listing compliance obligations on the HKEX, AIM and NASDAQ; with respect to the Purchaser, the Seller shall provide and shall use commercially reasonable efforts to cause the Company to provide all reasonable cooperation and assistance to the Purchaser and its Affiliates (for the avoidance of doubt regarding Article 11.5 of this Agreement, the aforementioned Affiliates include the controlling shareholder of the Purchaser) to assist the Purchaser in completing the approval procedures and fulfilling its listing compliance obligations on the SSE and HKEX, which includes but is not limited to:

11.5.1	Provision of information and support in a timely manner

The Purchaser shall provide to the Seller, HCM and their Affiliates, and the Seller shall provide to the Purchaser, all information, documents and evidence reasonably requested (i) for the preparation and issuance of and the submission to the SSE, HKEX, AIM, NASDAQ and other relevant regulatory authorities of circulars, announcements, notices, filings and materials for submission and (ii) for responding to inquiries and requests from the SSE, HKEX, AIM, NASDAQ and other relevant regulatory authorities, including information from either Party or its Affiliates, ensure that such information is true, accurate, complete and not materially misleading, and shall provide the same within five (5) Business Days upon receipt of the other Party’s written request or within the period required by the Applicable Laws or the competent Governmental Authorities.

11.5.2	Communication with the Seller and the advisors of HCM, the Purchaser and its advisors

The Purchaser and its Affiliates, the Seller shall actively cooperate with each other, HCM, Affiliates and their advisors (including legal advisors and financial advisors), provide necessary assistance to facilitate the preparation, issuance and timely submission of circulars, announcements and other documents and materials for submission, to ensure compliance with the rules of the SSE, HKEX, AIM and NASDAQ and the Applicable Laws.

11.5.3	Supplementation, correction or modification of information

Each Parties undertake that if any misstatement of material fact or omission of any facts necessary to make the information not materially misleading as a whole is discovered in the written or formally submitted information provided by it or its Affiliates, either Party shall and shall cause its Affiliates to use reasonable efforts to supplement, correct or modify the relevant information as soon as practicable after becoming aware of such circumstances, and shall notify the other Party and submit the updated information within five (5) Business Days.

11.5.4	Accuracy and confidentiality of information

Each Party shall ensure that all information provided by it and its Affiliates is accurate and complete, and shall be kept strictly confidential and used only by the Parties, HCM and their Affiliates for the purpose of fulfilling their respective regulatory obligations on the SSE, HKEX, AIM and NASDAQ, and for the relevant compliance purposes, or for the purpose of responding to inquiries or requirements from the SSE, HKEX, AIM, NASDAQ and other relevant regulatory authorities. The Parties authorize and agree that the other Party, HCM and their Affiliates may disclose the relevant materials in circulars, announcements and other public documents issued for the purpose of fulfilling their regulatory obligations on the SSE, HKEX, AIM and NASDAQ and for the relevant compliance purposes, or may disclose such information to the SSE, HKSE, AIM, NASDAQ and other relevant regulatory authorities, and there shall be no substantive conflict between the Parties’ disclosure in material aspects. The Parties acknowledge and agree that the Seller can disclose documents related to this Transaction (including that a copy of this Agreement shall be made publicly available online on the designated website, and the copy of such document shall also be submitted to the shareholders’ meeting of HCM for approval of this Transaction) pursuant to the requirements of HKEX, AIM and/or NASDAQ rules.

12.	Tax

12.1Unless otherwise expressly provided in this Agreement, each Party shall bear its own costs, taxes and expenses (including stamp duty) arising from or incidental to this

Agreement and this Transaction contemplated hereunder.

12.2 The Seller hereby confirms and agrees that the Purchaser shall, in accordance with Applicable Laws, withhold and remit on behalf of the Seller the taxes that the Seller is required to declare and pay under the laws of China for the income derived from this Transaction from the Purchase Price (“Withholding and Remitting Taxes”). However, the Purchaser shall make its best efforts to avoid the Seller from incurring or bearing any additional tax liabilities due to this Transaction. Prior to paying the Withholding and Remitting Taxes, the Purchaser shall notify the Seller in writing five (5) Business Days in advance, regardless of whether the calculation result of the Withholding and Remitting Taxes is consistent with the following; if the calculation result of the Withholding and Remitting Taxes is inconsistent with the following, the Purchaser shall obtain the Seller’s written consent. If the Seller fails to respond in writing within five (5) Business Days from the date of the delivery of the written notice, it shall be deemed that the Seller agrees.

12.2.1	The Withholding and Remitting Taxes for this Transaction shall be calculated according to the following formula:

Withholding taxes for equity transfer = (income from equity transfer - equity cost) x 10%

In terms of this Transaction, the withholding taxes for equity transfer is = (RMB [***] – RMB [***]) x 10% = RMB [***]

12.2.2

If the Withholding and Remitting Taxes actually paid by the Purchaser is higher than the amount agreed by the Seller, the difference shall be borne by the Purchaser, and the amount of Withholding and Remitting Taxes to be deducted from the Equity Transfer Consideration paid by the Purchaser to the Seller at the time of Closing shall not exceed the amount agreed by the Seller.

13.	General Terms

13.1This Agreement shall come into effect on the Execution Date after being duly signed by both Parties.

13.2This Agreement (including the annexes to this Agreement and any documents related to this Agreement mentioned herein or simultaneously signed by both Parties, the annexes to this Agreement and the aforementioned documents constitute an integral part of this Agreement and have the same legal effect as this Agreement) constitutes the complete agreement reached by both Parties regarding this Transaction hereunder and supersedes any prior agreements or arrangements between the Parties regarding this matter; the Parties hereby declare that any amendment to this Agreement shall be made in writing and shall become effective after being signed by the duly authorized representatives of both Parties.

13.3Without the prior written consent of both Parties under this Agreement, neither Party shall assign, transfer or in other manner dispose of all or part of its rights or obligations under this Agreement. This Agreement shall be binding upon and inure to the benefit of the Parties and their permitted successors and assignees.

13.4If any provision of this Agreement or any part of any provision hereunder is invalid or unenforceable, or is deemed invalid or unenforceable by any authority or court with jurisdiction, such invalidity or unenforceability shall not affect the validity of the other provisions of this Agreement or the other parts of such provision. The other provisions of this Agreement or the other parts of such provision shall remain fully valid. Any invalid or unenforceable provision of this Agreement shall be replaced by a valid and enforceable provision that comes closest to the original intent of the unenforceable provision.

13.5The rights, powers, privileges and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers, privileges or remedies provided by Applicable Laws or otherwise.

13.6Failure to exercise or delay in exercising any right, power, privilege or remedy under this Agreement shall not in any way impair or affect the exercise, nor shall it be construed as a waiver of all or part of such rights, powers, privileges or remedies. No single or partial exercise of any right, power, privilege or remedy under this Agreement shall preclude any further exercise or the exercise of any other part of such rights, powers, privileges or remedies or the exercise of any other rights, powers, privileges or remedies.

13.7This Agreement is made in eleven (11) original copies, with the Seller holding five (5) copies and the Purchaser holding six (6) copies.

14.	Notice

14.1 Notices (including any approvals, consents or other communications) relating to this Agreement and the documents referred to herein: shall be left at or sent by courier or prepaid mail to the recipient’s address (if the notice is sent to or from an address outside China, it shall be sent by airmail), or sent by email to the recipient’s email address. In either case, such notices shall be served to the Party’s recipient as specified herein (and marked for the attention of such recipient), or to such other address or email address or marked for the attention of such other recipient as the relevant Party may from time to time notify in accordance with this provision.

14.2 The relevant detailed information of both Parties on the Execution Date is as follows:

If to Seller:

Address	:	Level 18, The Metropolis Tower
10 Metropolis Drive
Hung Hom, Kowloon
Hong Kong
Phone	:	[***]
Email	:	[***]
Recipient	:	[***]

(cc Ms. Edith Shih; Address: 48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong)

If to Purchaser:

Address	:	6th Floor, No. 200 Taicang Road, Huangpu District, Shanghai
Telephone	:	[***]
Email	:	[***]
Recipient	:	[***]

14.3Unless there is evidence proving an earlier service time, any notice shall take effect from the time it is deemed to have been served in accordance with Article 14.4.

14.4Subject to Article 14.5, notices shall be deemed to have been served at the following times:

14.4.1	A notice served by leaving it at the recipient’s address shall be deemed to have been served when it is delivered to that address;
14.4.2

Notices or documents served by courier or postal mail shall be sent according to the service information stipulated in this Agreement. After the mail is posted, (a) the actual date shown as served shall be deemed as the date of service; (b) if no service date is shown, the third (3rd) day after posting shall be deemed as the date of service (if the address of sending or receiving is outside China, the seventh (7th) day after posting shall be deemed as the date of service); (c) if returned, the document shall be deemed to have been served on the date of return;

14.4.3

Notices and documents served by email shall be deemed to have entered the recipient’s data message receiving system, i.e., it shall be deemed to have been served provided that the sender has correctly filled in the address and the email has not been returned by the system.

14.5Any notice served or deemed served under Article 14.4 after 5:00 p.m. on a Business Day or on a non-Business Day at the recipient’s local time shall be deemed served on the next following Business Day.

14.6Each Party undertakes that if the address set forth in this Agreement is no longer suitable for the service of notices, it will notify the other Party in accordance with the method of service of notices prescribed in this Article.

14.7The above provisions shall also apply to the service by the arbitration institution in the arbitration proceedings in accordance with the service address/electronic service information provided by both Parties under this Article. Both Parties shall ensure that the service address/electronic service information provided is accurate and valid. If the address/electronic service information provided is inaccurate, or if the changed address/electronic service information is not notified in a timely manner, resulting in the failure or delay in the service of legal documents, the relevant Party shall bear the adverse legal consequences that may arise therefrom.

15.	Governing Laws and Dispute Resolution

15.1 This Agreement shall be governed by and construed in accordance with the laws of China.

15.2 Any dispute, controversy or difference arising out of or in connection with this Agreement shall be submitted to China International Economic and Trade Arbitration Commission Shanghai Sub-Commission for arbitration in Shanghai in accordance with its arbitration rules in effect at the time:

15.2.1	All arbitration proceedings shall be conducted in Chinese;
15.2.2	Three (3) arbitrators shall be appointed;
15.2.3	The arbitration award is final and binding on both Parties;
15.2.4

Except as otherwise terminated in accordance with the terms of this Agreement, during the pendency of any proceedings under Article 15.2 of this Agreement, this Agreement and the rights and obligations of the Parties hereunder shall remain in full force and effect.

Annex 1Basic Information and Equity Structure of Company

Company Name:	Shanghai Hutchison Pharmaceuticals Limited
Legal Representative:	Shen Bo
Unified Social Credit Code:	91310000607429444D
Registered Address:	No. 388 Xiaoye Road, Fengxian District, Shanghai
Subscribed Registered Capital:	RMB 229 million
Paid-in Registered Capital:	RMB 229 million
Business Term:	April 30, 2001 to April 29, 2051
Business Scope:

Production, research, development of injections, tablets, microgranules, oral solutions, capsules of Chinese patent medicine, sales of self-produced products. (Projects subject to approval in accordance with the law can only be carried out commence after approval by relevant authorities)

Subsidiary:	Shanghai Shangyao Hutchison Whampoa GSP Company Limited, 100% owned
Equity Structure	Shanghai HUTCHMED Investment (HK) Limited holds 50% equity Shanghai Traditional Chinese Medicine Co. Ltd. (“TCM”) holds 50% equity

Annex 1-1

Annex 2Closing Date Actions

On the Closing Date, the Seller and the Purchaser shall deliver or perform (or cause to be delivered or performed) all documents, items and actions listed in this Exhibit relating to such party or the other parties (as the case may be), as follows:

1.Purchaser’s Obligations

The Purchaser shall pay the Post-Tax Payment in RMB to the Seller’s Designated Escrow Account by wire transfer on the Closing Date, and shall deliver the following documents to the Seller:

(1)	A copy of the Purchaser’s internal decision-making procedures for approving this Transaction (if applicable);
(2)	Evidentiary documents proving that the Purchaser has completed the Antitrust Review and copies of other government approvals and filing documents as described in Article 4.3.3;
(3)	The original copy of the tax payment certificate as described in Article 3.1.1 of this Agreement;
(4)	Evidentiary documents proving that the Purchaser’s Affiliate has waived the preemptive right for the 35% Equity Transaction;
(5)

Signature pages of the resolutions of the shareholders’ meeting and the board of directors on the Closing Date signed by the Purchaser, the Purchaser’s Affiliates, and the directors appointed by the Purchaser;

(6)

The resolution of shareholders’ meeting signed by the Purchaser and Shanghai Traditional Chinese Medicine Co. Ltd. on the distribution of rollover profits and allocation of Interim Profits and Losses as described in Article 4.1.7;

(7)	The original executed version of the Escrow Agreement as described in Article 4.1.8;
(8)	The bank receipt showing that the Purchaser has paid the Post-Tax Payment to the Seller’s Designated Escrow Account;
(9)	A certificate duly executed by the Purchaser and its authorized representatives proving the satisfaction of the Seller’s Closing conditions on the proposed Closing Date as stipulated in Article 4.1.9.
2.	Seller’s Obligations

The Seller shall or shall cause the Company to deliver the following documents to the Purchaser on the Closing Date:

(1)	The updated capital contribution certificate and the shareholder register (affixed with the company seal) showing that the Purchaser becomes the owner of the Target Shares on the Closing date;
(2)	A copy of the resignation letter from the Seller’s Resigning Directors of resigning from his/her position as a director of the Company, and such resignation letter shall

Annex 2-1

take effect on the Closing Date provided that it does not violate the Applicable Laws;

(3)	A copy of the resolution of Seller’s board of directors approving this Transaction under this Agreement;
(4)

A copy of the resolution of the Company’s shareholders’ meeting approving the following matters: this Transaction and the resignation of the Seller’s Resigning Director from his/her position as a director, and the successor being a person appointed by the Purchaser;

(5)	A copy of the resolution of the HCM’s shareholders’ meeting approving this Transaction under this Agreement;
(6)	A certificate issued by the Seller indicating that the Seller’s Designated Escrow Account has received The Equity Transfer Consideration from the Purchaser;
(7)	A certificate duly executed by the Seller and its authorized representatives proving the satisfaction of the Purchaser’s Closing conditions on the proposed Closing Date as stipulated in Article 4.2.6.
3.	Obligations of Both Parties

Both Parties shall and shall ensure that the Company submits the industrial and commercial change materials to the competent SAMR on the Closing Date to handle the registration and filing of this Transaction with the SAMR.

Annex 2-2

Annex 3Pre-Closing Obligations

1.

Subject to the provisions of Article 2 of Annex 3, the Seller covenants that, during the period from the Execution Date to the Closing Date, to the extent permitted by Applicable Laws and within the scope of its capacity as a shareholder of the Company, the Seller shall use reasonable efforts to cause:

(1)	The business of each member of the Group Companies is operating normally in material aspects during the ordinary course of business;
(2)	Each member of the Group Companies shall not increase or agree to increase the registered capital (except for the case where the Company increases capital to its subsidiary);
(3)	Each member of the Group Company shall not reduce or agree to reduce its registered capital;
(4)

Except for amending the articles of association of the Group Companies in accordance with the requirements of the Company Law and other Applicable Laws and with the consent of TCM, no member of the Group Companies shall amend or agree to amend the Joint Venture Contract, Articles of Association or other organizational documents of the Company;

(5)

The necessary business qualifications of each member of the Group Companies have not been revoked or suspended. If such qualifications are due for renewal, negotiations for such renewal shall be ongoing;

(6)

All transactions (if any) between each member of the Group Companies and the Seller are substantially consistent in manner and terms with the practice within 12 months prior to the Execution Date of this Agreement;

(7)	No mortgage or other Encumbrance shall be created on any equity or assets of any member of the Group Companies outside the normal course of business operations.
2.	The following circumstances of the Seller and/or the Company shall not be subject to the provisions of Article 1 of Annex 3 to this Agreement (“Unrestricted Circumstances”):
(1)	Any action implemented as required by the Purchaser or/and its Affiliates;
(2)	Any action implemented pursuant to or permitted by any document related to this Transaction;
(3)	Any action required or permitted to be taken prior to the Closing as stipulated in this Agreement;
(4)	Any act implemented to comply with any requirements of Applicable Laws or relevant accounting requirements;
(5)

Any action carried out for the purpose of renewing or re-negotiating any contract with any customer or supplier of each member of the Group Companies or during the ordinary course of business of any member of the Group Companies;

(6)	Any action taken by each member of the Group Companies in the event of an

Annex 3-1

emergency, disaster or situation related to an epidemic in order to minimize any adverse impact of such situation on the Company or/and any of its subsidiaries;

(7)	Actions taken by each member of the Group Companies in accordance with legally binding commitments made by it prior to the Execution Date of this Agreement;
(8)	Relevant actions under Article 1 of Annex 3 of this Agreement of each member of the Group Companies without the consent of the Seller or the Seller’s directors;
(9)

Any matter related to the joint venture Company as mentioned in Article 1 of Annex 3 to this Agreement to which the Seller or the Seller’s directors have no veto right or consent right under the Company’s Joint Venture Contract, or the Seller or the Seller’s directors are unable to exercise any veto right or consent right under the Joint Venture Contract to prevent such matter;

(10)

Matters that require obtaining the prior written consent of the Purchaser and may be approved, and such approval shall not be unreasonably conditioned, refused or delayed. For such purposes, the Seller shall submit in writing to the Purchaser at the Purchaser’s address stated in Article 14.2 an application for obtaining its consent, and shall reasonably explain in such application the matters to which its consent is sought. If the Purchaser does not respond in writing with consent or refusal within two (2) Business Days of any such request, for the purposes of Annex 3 to this Agreement, such matters shall be deemed to have been approved in writing by the Purchaser. If the Purchaser refuses any such request, it must at the same time explain in writing to the Seller the reasons for such refusal; or

(11)

Any taxes paid, incurred or suffered by any member of the Group Companies in respect of, by reference to or as a result of any payment or matter referred to in Article 2 of Annex 3 to this Agreement (or any taxes required to be accounted for by any member of the Group Companies in respect of such payment or matter).

3.

The Seller agrees that from the Execution Date to the Closing Date, without the unanimous written consent of both Parties, it shall not modify the content and form of the New Articles of Association, the New Joint Venture Contract, and the Closing Date Resolutions.

Annex 3-2

Annex 4Seller’s Commitments

Except as disclosed in the Data Room, the Seller makes the following warranties to the Purchaser as of the Execution Date in accordance with the terms set out in this Annex; the warranties in this Annex shall be deemed to be repeated immediately prior to Closing by reference to the facts and circumstances then existing. For the avoidance of doubt, the Unrestricted Circumstances referred to in Article 2 of Annex 3 shall also apply to each provision under this Annex.

1.Seller and Target Shares

(1)	Authorization, Valid Obligations, Filing and Consent
(a)

Except as otherwise provided in this Agreement, the Seller has obtained all authorizations for it to enter into and perform its obligations under this Agreement, and failure to obtain such authorizations will have a material adverse impact on the Seller’s ability to enter into or perform its obligations under this Agreement;

(b)	The execution and performance of this Agreement by the Seller will not violate any provisions of its organizational documents;
(c)

This Agreement and the documents listed in the annexes hereto have been duly signed and delivered by the Seller, and this Agreement shall constitute a valid and binding agreement on the Seller and shall be enforceable in accordance with its respective terms once it is duly signed, delivered by the Purchaser and the conditions for effectiveness are met.

(2)	Seller, Target Shares
(a)	The Seller is duly incorporated, validly existing and officially registered under the laws of the jurisdiction where it is established;
(b)

The Target Shares have been fully paid-in, and as of the Execution Date of this Agreement and the Closing Date, the Seller is: (i) the legal owner of the Target Shares which are free and clear of any Third-Party Rights; and (ii) entitled to transfer or cause the transfer of the equity interests to be sold in accordance with the terms of this Agreement;

(c)	The Seller has not signed any enforceable agreement under which any entity

(other than the Seller and the Group Companies) has the right to require the Group Companies to increase their registered capital;

(d)	The information of Company disclosed in Annex 1 is accurate in all material aspects and does not contain any false records;

2.Financial Matters

Except for the contents disclosed in the financial reports and Data Room as of the Financial Benchmark Date, and outside the normal course of business:

(1)	The Seller has not provided or promised to provide (conditionally or otherwise) any guarantee, mortgage or other Third-Party Rights for the loan that the Company

Annex 4-1

intends to obtain or the debt owed by the Company;

(2)	The Seller and its Affiliates have not provided any loans to the Group Companies, nor do they have any form of creditor’s rights against the Group Companies.

3.Insolvency.

The Seller does not have any pending bankruptcy, insolvency or judicial restructuring proceedings (excluding any claims without legal basis or made in bad faith) that have been filed and not rejected for 60 consecutive days. To the Seller’s reasonable knowledge, there are no circumstances requiring the filing of any bankruptcy or judicial reorganization proceedings with respect to the Seller or any member of the Group Companies.

4.

All documents provided by the Seller to the Purchaser regarding the Seller are true, accurate and complete in all material aspects. If the Purchaser suffers Losses due to the Seller’s intentional concealment of operating facts, financial information or legal risks related to the Group Companies, the Seller shall determine the amount of Losses incurred to the Purchaser by the Seller as a result of the aforementioned circumstances in accordance with effective legal instruments and make compensation.

Annex 4-2

Annex 5Purchaser’s Commitments

The Purchaser makes the warranties to the Seller as set forth in this Annex as of the Execution Date; the warranties set forth in this Annex shall be deemed to be repeated immediately prior to the Closing by reference to the facts and circumstances then existing.

1.

The Purchaser is a joint-stock limited company duly incorporated, validly existing and officially registered under the laws of China, and has full power to engage in the business it is engaged in as of the Execution date of this Agreement.

2.

Except as provided in Article 4.3.3 of this Agreement, the Purchaser has obtained all authorizations and all other consents, approvals and authorizations from the Governmental Authorities required for it to enter into and perform its obligations under this Agreement, and failure to obtain such consents, approvals and authorizations will have a material adverse impact on the Purchaser’s ability to enter into and perform its obligations under this Agreement.

3.	The Purchaser’s execution, delivery and performance of this Agreement will not violate:
(1)	any provision of the organizational documents of the Purchaser or conflict with the same, or
(2)

any Applicable Laws, orders of any Governmental Authorities, decrees or judgments applicable to the Purchaser in any material aspect which would have a material adverse impact on the Purchaser’s ability to enter into or perform its obligations under this Agreement and the documents listed in the annexes hereto.

4.

This Agreement and the documents listed in the annexes hereto have been duly signed and delivered by the Purchaser, and this Agreement shall constitute a valid and binding agreement on the Purchaser and shall be enforceable in accordance with its respective terms once it is duly signed, delivered by the Purchaser and the conditions for effectiveness are met.

5.

The Purchaser has not become insolvent or bankrupt under Applicable Laws, has not been unable to pay its debts as they become due, has not proposed or be liable to make any arrangement (whether by court proceeding or otherwise) under which its creditors (or any creditor) would receive less than the amounts due to them.

There are no proceedings involving the Purchaser or any of its Affiliates relating to any compromise or arrangement with any creditors, or any winding up, bankruptcy or insolvency proceedings, nor have any events occurred which would require such proceedings.

There is no compulsory enforcement of any security interest created over any assets of the Purchaser or any of its Affiliates, and no event has occurred giving rise to a right to enforce any such security interest.

6.

To the Purchaser’s knowledge, the Purchaser is not subject to any order, judgment, directive, investigation or other proceeding of any Governmental Authority that will or might prevent or delay the satisfaction of the Conditions Precedent to the Seller’s Sale of Equity Interests under Article 4.1 of this Agreement.

Annex 5-1

7.

At the time of Closing, the Purchaser has sufficient self-owned or self-raised funds to pay the Equity Transfer Consideration and complete this Transaction. The source of such funds is legal, and the raising and use of such funds does not involve any material Conditions Precedent, nor does it require the Seller, the Seller’s Affiliates, and/or the Company to cooperate with the Purchaser in performing any obligations or issuing any evidentiary documents.

8.

The Purchaser agrees that from the Execution Date to the Closing Date, without the unanimous written consent of both Parties, it shall not modify the content and form of the New Articles of Association, the New Joint Venture Contract, and the Closing Date Resolutions.

Annex 5-2

Annex 6Rollover Profit Distribution and Interim Profits and Losses Allocation Method

1.	Distribution plan for undeclared profits as of October 31, 2024
(1)	On the Closing Date, the Seller and TCM reach a resolution of shareholders’ meeting as follows:
A.	On the Closing Date, the Company declares a profit distribution plan to allocate [***] to TCM through a resolution of shareholders’ meeting;
B.	On the Closing Date, the Company declares a profit distribution plan to allocate [***] to the Seller through a resolution of shareholders’ meeting.
(2)

On the Closing Date, the post-Closing shareholders declare, through a shareholders’ meeting resolution, to distribute the undistributed profits of [***] in accordance with the respective equity ratio of the shareholders after the consummation of Closing of this Transaction, and both Parties shall make their best efforts to ensure that the Company completes the above distribution no later than September 30, 2025.

2.	Interim Profits and Losses Allocation Plan
(1)	On the Closing Date, the Seller and TCM reach a resolution of shareholders’ meeting (such resolution shall be notified to the Purchaser in writing) as follows:

The profits and losses generated during the period from November 1, 2024 to the Closing Date (“Interim Profits and Losses”) shall be subject to a special audit by the Accounting Firm Engaged by Company within fifteen (15) Business Days after the Closing or at a time period otherwise agreed upon in writing by both Parties, and shall be based on the consolidated financial statements prepared by the Company in accordance with Chinese Accounting Standards as of the end of the month in which the Closing Date falls;

(2)

Both Parties agree that the Interim Profits and Losses during the period from November 1, 2024 to the earlier of (i) the Closing Date (excluding) or (ii) March 31, 2025 (including) shall be borne or enjoyed by the pre-Closing shareholders of the Company in accordance with their shareholding ratios before the Closing; the Interim Profits and Losses of the Company (if any) from April 1, 2025 (including) to the Closing Date (including) shall be enjoyed by the post-Closing shareholders in accordance with their respective shareholding ratio in the Company at that time;

(3)

If it is confirmed after the audit that a surplus (“Interim Profits”) was generated during the aforementioned period, the Parties shall make their best efforts to cause the Company to declare the Interim Profits through a resolution of shareholders’ meeting no later than three (3) months after the issuance of the special audit report in accordance with the aforementioned periods and proportions;

Annex 6-1

(4)

The portion of the aforementioned Interim Profits attributable to the Seller (together with the remaining undistributed profits before benchmark date referred to in the above Item (1)B of Article 1 collectively referred to as the “Adjustable Profits Attributable to the Seller”), shall be distributed to the Seller in accordance with Article 3 of this Annex.

3.	Attribution of Adjustable Retained Dividends
(1)

[***] of the Adjustable Profits Attributable to the Seller shall be retained as the adjustable retained dividends by the Company with the interest thereon during the retention period belonging to the Seller.

(2)

After deducting the adjustable retained dividends from the Adjustable Profits Attributable to the Seller, both Parties and the Purchaser’s Affiliate shall use their best efforts to cause the Company to allocate the remaining balance (if any) to the Seller without prejudice to the dividend targets for Year 2025 and Year 2026 (i.e., [***] in 2025 and [***] in 2026) in the Closing Date Resolutions.

4.	Adjustable Retained Dividends and its Allocation
(1)	The adjustable retained dividends shall be distributed by the Company in the form of dividends as soon as possible and no later than December 31, 2028.
(2)

For the avoidance of doubt, in no case shall the distribution of adjustable retained dividends affect other dividend distribution rights enjoyed by the Seller and GP Health in the Company as a shareholder.

(3)

Both Parties irrevocably commit to and shall ensure the Affiliates to take all necessary measures, such as convening the shareholders’ meeting, exercising the shareholders’ voting rights, authorizing the appointed directors to exercise voting rights, etc., to facilitate the Company to promptly implement the resolutions of the shareholders’ meetings and the board of directors convened at that time regarding the re-declaration (if necessary) and distribution of adjustable retained dividends. The distribution shall be paid to the Seller or/and GP Health in the form of directional dividends as required by the Seller, and no later than December 31, 2028.

Annex 6-2

Annex 7Joint Venture Contract of Shanghai Hutchison Pharmaceuticals Limited

[***]

Annex 7-1

Annex 8Articles of Association of Shanghai Hutchison Pharmaceuticals Limited

[***]

Annex 8-1

Annex 9Shareholders’ Meeting and Board of Directors’ Resolutions on Closing Date

[***]

Annex 9.1   Resolution of Shareholders’ Meeting on Closing Date

Annex 9.2   Resolution of Board of Directors on Closing Date

Annex 9.3   Resolution of Board of Directors of Shanghai Shangyao Hutchison Whampoa GSP Company Limited on Closing Date

Annex 9.4   Shareholder’s Decision of Shanghai Shangyao Hutchison Whampoa GSP Company Limited on Closing Date

Annex 9-1

Annex 10Escrow Agreement

[***]

Annex 10.1   Escrow Agreement for Seller’s Designated Escrow Account

Annex 10.2   Escrow Agreement for Purchaser’s Escrow Account

Annex 10-1

Appendix: Definitions

“Affiliate”

refers to, for a certain entity, any other entity that directly or indirectly controls such entity, is directly or indirectly controlled by such entity, or is under direct or indirect common control with such entity.

For the purposes of this definition, the term “control” means the ability to directly or indirectly control the management and policies of any enterprise or other entity, whether through the ownership of voting shares/stock or other securities or by contract or otherwise.

“Agreement”	has the meaning given in the preamble to this Agreement.

“Applicable Laws”

refers to the laws, regulations, rules, provisions, detailed rules, guidelines, orders, regulations or normative documents that are effective and applicable on or after the Execution Date of this Agreement.

“Existing Shareholders”	refers to the shareholders of SHPL as of the Execution Date of this Agreement, i.e., the Seller and Shanghai Traditional Chinese Medicine Co. Ltd.

“Business Day”	refers to a day on which banks in China are generally open for normal business (excluding Saturdays, Sundays and statutory holidays).

“Purchaser”	has the meaning given in the preamble to this Agreement.

“Purchaser’s Director”	refers to a director of the Company who is appointed by the Purchaser or its Affiliate.

“Closing”	refers to the completion of the transfer of the Target Shares.

“Closing Date”	refers to the date on which the Closing occurs.

“Company”	has the meaning given in Article (A) in the Whereas section.

“HCM”

refers to the parent company who indirectly wholly owns the Seller, namely HUTCHMED (China) Limited ( ) ), a limited company incorporated in the Cayman Islands and listed on the Main Board of Stock Exchange of Hong Kong Limited (Stock Code: 13, and listed on the NASDAQ Stock Market in the United States and AIM market at the same time (Stock Code: HCM)).

“Condition(s) Precedent”	refers to the conditions precedent to Closing set forth in Articles 4.1, 4.2 and 4.3 of this Agreement.

“Condition(s) Precedent for the	refers to the conditions precedent to Closing set forth in Article 4.1

Definitions

Seller’s Sale of Equity”	of this Agreement.

“Condition(s) Precedent for the Purchaser’s Acquisition of Equity”	refers to the conditions precedent to Closing set forth in Article 4.2 of this Agreement.

“Joint Venture Contract”	refers to the Joint Venture Contract of Shanghai Hutchison Pharmaceuticals Limited and its supplementary agreements.
“Articles of Association”	refers to the Articles of Association of Shanghai Hutchison Pharmaceuticals Limited and its amendments.

“New Joint Venture Contract”	refers to the Joint Venture Contract of Shanghai Hutchison Pharmaceuticals Limited with the content and format as listed in Annex 7 of this Agreement.

“New Articles of Association”	refers to the Articles of Association of Shanghai Hutchison Pharmaceuticals Limited with the content and format as listed in Annex 8 of this Agreement.

“Closing Date Resolutions”	refers to one or more resolutions of shareholders’ meeting and the board of directors of the Group Companies with the content and format as listed in Annex 9 of this Agreement.

“Closing Date Resolution Matters”

refers to the relevant matters involved in the agenda of the Closing Date Resolutions, including but not limited to the Company’s operation and management principle, financial budget, profits distribution, general manager responsibility system, corporate governance commitments,  authorization to the board of directors/general manager, appointment of the general manager and chief financial officer, and appointment of the accountant during the Transition Period.

“Escrow Agreement”

refers to the Escrow Agreement listed in Annex 10 of this Agreement, including Annex 10.1 Escrow Agreement for the Seller’s Designated Escrow Account and Annex 10.2 Escrow Agreement for the Purchaser’s Escrow Account.

“Seller’s Designated Escrow Account”	refers to the Seller’s Designated Escrow Account opened in accordance with the Escrow Agreement for the Seller’s Designated Escrow Account in Annex 10.1 of this Agreement.

“Purchaser’s Escrow Account”	refers to the Purchaser’s Escrow Account opened in accordance with the Escrow Agreement for the Purchaser’s Escrow Account in Annex 10.2 of this Agreement.

“35% Equity	refers to the transaction where the Seller sells its 35% equity interest

Definitions

Transaction”	in the Company to GP Health or its designated entities.

“GP Health”	refers to the investor who acquires 35% equity interest in the Company pursuant to the 35% Equity Transaction, namely GP Health Service Capital Co., Ltd., or its designated entities.

“Transition Period”	refers to three years after the Closing of this Transaction or until June 30, 2028 (whichever is later).

“Antitrust Review”	has the meaning given in Article 4.3.3 of this Agreement.

“Disclosing Party”	has the meaning given in Article 11.3 of this Agreement.

“Encumbrance”	refers to any pledge, mortgage, lien, security interest arising from contracts, legal requirements, equity interest or otherwise.

“Non-Satisfying Party”	has the meaning given in Article 4.6 of this Agreement.

“Execution Date”	refers to the Execution Date of this Agreement.

“Governmental Authority”

refers to any national, international organization, state, provincial, local or other government, governmental, regulatory or administrative authority, agency or commission, or any court, tribunal or judicial or arbitral body, and any other entity owned or controlled by any of the foregoing entities.

“Group Companies”	collectively refers to the Company and its subsidiary Shanghai Shangyao Hutchison Whampoa GSP Company Limited.

“Claim Request”	has the meaning given in Article 9.4.1 of this Agreement.

“Indemnifiable Losses”	has the meaning given in Article 9.2 of this Agreement.

“Unrestricted Circumstances”	has the meaning given in Article 2 of Annex 3 of this Agreement.

“Long Stop Date”

refers to the date that is four (4) months after the Execution Date of this Agreement, or if an Extension occurs pursuant to Article 4.6, refers to the date that is six (6) months after the date of this Agreement (or such other date as the Seller and the Purchaser may agree in writing).

“Losses”	has the meaning given in Article 9.2 of this Agreement.

“China”	refers to the People’s Republic of China, but for the purposes of this Agreement, excluding the Hong Kong Special Administrative Region, the Macao Special Administrative Region and Taiwan.

Definitions

“Purchase Price”, “Equity Transfer Consideration”	have the meaning given in Article 2.2 of this Agreement.

“Post-Tax Payment”	has the meaning given in Article 3.2 of this Agreement.

“Accounting Firm Engaged by Company”

refers to the accounting firm of the Company, i.e., PricewaterhouseCoopers Zhong Tian LLP or the accounting firm of the Company confirmed after being reviewed and approved by the Company’s internal decision-making body.

“Data Room”

refers to the virtual data room hosted by Datasite, titled “Project Hugo”, containing documents and other information regarding the Group Companies provided by the Seller as of November 29, 2024, and the document numbered 8.14.1 and named “20241220 Civil Judgment_(2024)Hu 73 Min Chu 322(《20241220民事裁定书 _(2024)沪73民初322号》)”.

“Material Adverse Change”

refers to any event, circumstance, effect, occurrence or condition, or any combination thereof (occurring after the execution of this Agreement) which has or could reasonably be expected to have a material adverse effect on the business, operations, assets, liabilities (including contingent liabilities), properties or operational or financial conditions, results or prospects of the Company, but in any event excluding the following events, circumstances or changes: (a) changes in stock markets, interest rates, exchange rates, commodity prices or other general economic conditions; (b) changes in conditions generally affecting the industry in which the Company falls; (c) changes in Applicable Laws or accounting practices; (d) matters fairly disclosed in the Data Room, provided that the information must be disclosed in sufficient detail to enable the Purchaser and its professional advisers to reasonably assess the impact on the joint venture Company and the controlling company; or (e) the impact of force majeure events such as pandemics.

“RMB”	the lawful currency of China.

“SAMR”	the State Administration for Market Regulation of China and its local competent branches.

“Seller”	has the meaning given in the preamble of this Agreement.

“Seller’s Designated Bank Account”	has the meaning given in Article 3.3 of this Agreement.

“Seller’s Resigning Director”	refers to the director appointed by the Seller who intends to resign on the Closing Date.

Definitions

“Force Majeure Event”	refers to an objective event that is unforeseeable, unavoidable and insurmountable, including but not limited to pandemics, earthquakes, typhoons, fires, floods, blizzards, wars, strikes, and riots.

“Target Shares”	refers to 10% of the equity interests in the Company held by the Seller in aggregate (corresponding to RMB 22.9 million of the registered capital of the Company).

“Financial Benchmark Date”	refers to October 31, 2024.

“Transaction”	refers to the purchase of the Target Shares by the Purchaser from the Seller in accordance with the terms and conditions of this Agreement.

“Third-Party Rights”

refers to the interest (including any acquisition right, option, pre-emptive right or conversion right) of any entity, or any mortgage, pledge, lien, charge, assignment, security interest, title retention, Encumbrance or any other security or right arrangement, and any agreement creating any of the foregoing rights.

Definitions

Signature Page

Seller

Shanghai HUTCHMED Investment (HK) Limited

Signatory:
Position:

Signature Page of Agreement on the Sale and Purchase of 10% Equity Interest in Shanghai Hutchison Pharmaceuticals Limited

Signature Page

Purchaser

Shanghai Pharmaceuticals Holding Co., Ltd.

Signatory:
Position:

Signature Page of Agreement on the Sale and Purchase of 10% Equity Interest in Shanghai Hutchison Pharmaceuticals Limited